TEXAS STOCK EXCHANGE

4550 Travis Street, Suite 650
Dallas, TX 75205
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September 30, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Dillard's Capital Trust I / Dillard's, Inc.
Issuer CIK:	0001066225 / 0000028917
Issuer File Number:	001-06140
Form Type:	8-A12B
Form 8-A Filing Date:	September 28, 2026

The Texas Stock Exchange certifies its approval for listing and registration of the **7.50% Capital Securities** of **Dillard's Capital Trust I (and the Guarantee of Dillard's, Inc. with respect thereto)** under the Securities Exchange Act of 1934.

Sincerely,

Benjamin Sawyer
Head of Issuer Oversight
Texas Stock Exchange LLC